Citigroup Global Markets Inc.

Cowen and Company, LLC

UBS Securities LLC

As representatives of the

several underwriters listed

in Schedule I of the Underwriting Agreement

c/o Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

c/o Cowen and Company, LLC
599 Lexington Avenue
New York, New York 10022

c/o UBS Securities LLC
1285 Avenue of the Americas
New York, New York 10019

May 6, 2019

VIA EDGAR

David Plattner

Tom Kluck

Office of Healthcare and Insurance

Division of Corporate Finance

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:                          Applied Therapeutics, Inc.

Registration Statement on Form S-1, as amended (File No. 333-230838)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Applied Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m., Eastern Time, on May 8, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s preliminary prospectus dated April 29, 2019:

(i)                                     Dates of distribution: April 29, 2019 through the date hereof.

(ii)                                  Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii)                               Number of preliminary prospectuses furnished to investors: approximately 630

(iv)                              Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants and underwriters’ counsel: approximately 45

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
COWEN AND COMPANY, LLC
UBS SECURITIES LLC

As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Brian Gleason
	Name:	Brian Gleason
	Title:	Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
	Name:	Bill Follis
	Title:	Managing Director

UBS SECURITIES LLC

By:	/s/ Brad Miller
	Name:	Brad Miller
	Title:	Managing Director

By:	/s/ James Raul Stahlke
	Name:	James Raul Stahlke
	Title:	Associate Director

[Signature Page to Underwriters’ Acceleration Request]